RIVEX TECHNOLOGY CORP.

Rua da Moeda 19, Evora, Portugal 7000-513

Tel. (702) 846-0808, Email: rivexcorp@yandex.com

July 31, 2017

Ji Shin,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Rivex Technology Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed July 19, 2017

       File No. 333-218713

Dear Ji:

Rivex Technology Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated July 26, 2017 (the "Comment Letter"), with reference to the Company's amendment number 1 to registration statement on Form S-1 filed with the Commission on July 19, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 2 and the new risk factor added on page 12. Please revise your disclosure throughout to avoid implying that you will be subject to the periodic reporting requirements beyond the requirements under Section 15(d) of the Exchange Act. In this regard, we refer to the disclosure on page 6 regarding reduced disclosure requirements for emerging growth companies and reference to proxy statements, as well as the risk factors on pages 10 and 13.

Our response:  We have revised our disclosure throughout to avoid implying that we will be subject to the periodic reporting requirements beyond the requirements under Section 15(d) of the Exchange Act.

Prospectus Summary

Our Company, page 5

2. Please include a brief description of the material terms of the Application Development Agreement, including the name of the counterparty, the purpose of the agreement, the obligations and rights of the parties, termination provisions, and the duration of the agreement.

Our response:  We have included a brief description of the material terms of the Application Development Agreement.

Summary Financial Information, page 6

3. Please revise the Financial Summary caption to state that this information is unaudited.

Our response:  We revised the Financial Summary caption to state that this information is unaudited.

Please direct any further comments or questions you may have to the company at rivexcorp@yandex.com.

Thank you.

Sincerely,

/S/ Adrian Dario Rivera Tchernikov

Adrian Dario Rivera Tchernikov, President